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                         APPROVED BY:    Mark E. Maddocks
                                         Chief Financial Officer
                                         Dataram Corporation
                                         (609) 799-0071

                         CONTACT:        Investor Relations:
                                         Cheryl Schneider/John
                                             Blackwell
                                         Press: Michael McMullan
                                         Morgen-Walke Associates, Inc.
                                         (212) 850-5600


      DATARAM ANNOUNCES ADDITIONAL SHARE REPURCHASE PROGRAM

     PRINCETON, NJ, June 15, 1999 -- Dataram Corporation (AMEX: DTM) today announced that its Board of Directors has approved an additional 500,000 share open market repurchase program. The Company has purchased an aggregate of 386,000 shares of common stock, at prices ranging from $5.38 to $9.90 per share under its current 500,000 share repurchase program leaving a cumulative authorization under the two programs to repurchase an additional 614,000 shares. The total number of shares of common stock outstanding, as of June 11, 1999 was 5,189,000 shares. Shares may be repurchased from time to time either on the American Stock Exchange or through block purchases.

     Robert V. Tarantino, Dataram's president and chief executive officer, commented, "The current stock price does not reflect the substantial opportunities ahead of us nor does it reflect our strong operating performance over the past few years. We recognize the growth potential in our business and the value of the stock at its current levels. The approval of this new 500,000 share open market repurchase program re-emphasizes our solid financial performance and our confidence in Dataram's future."

     Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers. The Company's products help powerful computers provide internet services, track airline reservations, create Hollywood special effects, execute stock transactions and support communications activity, utility transmission, research programs and a host of other memory-hungry applications.


     The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission which can be reviewed at http://www.sec.gov.

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